PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-83552

Computer Motion, Inc.

5,075,771 shares of Common Stock

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                         Of the 5,075,771 shares of our Common Stock being offered by the selling stockholders listed in his prospectus, 1,697,321 shares are issuable upon the exercise of warrants issued to the selling stockholders.

                         We will not receive any proceeds from the sale of these shares. We could receive up to $8,486,605 in proceeds from the exercise of warrants by the selling stockholders, which proceeds would be used for general corporate purposes. As of the date of this prospectus, the warrants have not been exercised.

Nasdaq National Market: “RBOT”

•	On April 3, 2002 the last reported sale price of our Common Stock was $3.30 per share.

Investing in our securities involves certain risks. You should carefully consider the factors described under the heading “Risk Factors” beginning on page 4.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is April 4, 2002

PROSPECTUS SUMMARY
BUSINESS OVERVIEW
RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
INTERESTS OF NAMED EXPERTS AND COUNSEL
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS

PROSPECTUS SUMMARY

     This summary contains highlights of selected financial and other information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in Computer Motion, Inc. You should read the entire prospectus carefully, especially the section called “Risk Factors.” The terms “Computer Motion,” “we,” “our” and “us” refer to Computer Motion, Inc. and its subsidiaries, unless the context suggests otherwise.

BUSINESS OVERVIEW

     We develop, manufacture and market proprietary robotic and computerized surgical systems that are intended to enhance a surgeon’s performance and centralize and simplify the surgeon’s control of the operating room. We believe that our products have the potential to revolutionize surgery and the operating room by providing surgeons with the precision and dexterity necessary to perform complex, minimally invasive surgical procedures, and by enabling surgeons to control critical devices in the operating room through simple verbal commands. We believe that our products have the potential to broaden the scope and increase the effectiveness of minimally invasive surgery, improve patient outcomes and create a safer, more efficient and cost effective operating room.

     Our vision is to bring the power of computers and robotics to the operating room to facilitate a surgeon’s ability to perform complex surgical procedures and enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform. We work with the leading medical practitioners in multiple disciplines to develop new procedures using our products to provide better visualization and improved dexterity for the surgeon, particularly for minimally invasive techniques.

     We have developed four major products and a suite of supporting supplies, accessories and services. The four major products are the AESOP® Endoscope Postioner, the ZEUS™ Robotic Surgical System, the HERMES™ Control Center, and the SOCRATES™ Telementoring System.

     The AESOP® Endoscope Postioner is a surgical robot which approximates the form and function of a human arm and allows control of the endoscope (a specially designed optical tube which, when connected to a medical video camera and light source, is passed into the body to allow the surgeon to view the operative site on a video monitor) using simple verbal commands. The AESOP platform is the world’s first Food and Drug Administration (FDA) cleared surgical robot and incorporates the world’s first FDA-cleared voice control interface for use in the operating room.

     The ZEUS™ Robotic Surgical System is designed to fundamentally improve a surgeon’s ability to perform complex, minimally invasive surgical procedures and to enable new, minimally invasive microsurgical procedures that are currently very difficult or impossible to perform with conventional surgical methods. The ZEUS platform is comprised of three surgeon-controlled robotic arms, one of which positions an endoscope while the other two hold disposable and reusable surgical instruments. A surgeon controls the movement of the robotic arms by manipulating two corresponding robotic instrument handles, which are housed in a mobile console. A surgeon’s precise manipulation of the instrument handles is communicated to a proprietary computer controller which filters, scales and translates the movements to the robotic surgical instruments.

     We received the first in a series of FDA 510(k) approvals for ZEUS in October 2001. This 510(k) approval allows ZEUS to be used with blunt disectors, retractors, traumatic graspers and stabilizers during laparoscopic and thorascopic surgery. We have also completed multi-center Phase I clinical testing with the ZEUS system and have begun clinical testing under the approved Investigation Device Exemption involving multi-center, pivotal clinical evaluation of the product. We are currently enrolling patients into three randomized controlled clinical trials in the areas of Coronary Artery Bypass Grafting, Internal Mammary Artery Harvesting and General Laparoscopic Surgeries. Feasibility studies are underway in several other surgical applications.

     The HERMES™ Control Center is a voice activated operating room control system. HERMES system is comprised of a control unit which can be networked with multiple HERMES compatible devices and is controlled by a surgeon using simple verbal commands or an interactive touch screen pendant. The 27 FDA-cleared devices controlled by the HERMES system include the endoscopic camera and light source, insufflator (a device to inflate the patient’s abdomen to allow greater surgical access), arthroscopic pump (a device, similar to an insufflator, which inflates joints for surgical access), arthroscopic shaver (a device which shaves thin, precise layers of cartilage), video cassette recorder , video printer, video frame grabber, operating room lights, surgical table, electrosurgical unit (a device which delivers electricity to cauterize, or cut, tissue), telephone and our AESOP system. The HERMES system provides both visual and digitized voice feedback to the surgical team. Both feedback features are customizable by a surgeon in real time, allowing a surgeon to modify the amount and type of feedback received.

     The SOCRATES™ Telementoring System is our latest generation technology platform currently under development. SOCRATES enables remote access to HERMES networked devices via proprietary software and standard teleconferencing components. The SOCRATES system allows an operative surgeon to virtually, cost effectively, and on an as-needed basis, communicate with a remote mentor surgeon. SOCRATES enables the remote surgeon to help direct a surgical procedure thereby augmenting the operative surgeon’s prior training experience.

     Our line of computer and robotic systems enhance a surgeon’s ability to perform complex, minimally invasive surgeries. We have developed a process to help surgeons to safely and economically develop minimally invasive surgery skills which we call the EVOLVE™ surgical continuum (our trademarked training method). All four of our robotic products are integral to the EVOLVE™ process.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     We are in a rapidly changing industry that involves a number of risks, some of which are beyond our control. A number of these risks are highlighted below. These risks could affect our actual future results and could cause them to differ materially from any forward-looking statements we have made.

WE HAVE A HISTORY OF LOSSES, AND EXPECT TO INCUR LOSSES IN THE FUTURE SO WE MAY NEVER ACHIEVE PROFITABILITY.

     From our formation, we have incurred significant losses. For the three years ended December 31, 2001, the Company has incurred net losses of $16,413,000, $16,349,000, and $13,375,000, respectively. In addition, the Company has incurred net losses from operations since inception and has an accumulated deficit of $84,595,000 as of December 31, 2001. We expect to incur additional losses as we continue spending for research and development efforts, clinical trials, manufacturing capacity and sales force improvement. As a result, we will need to generate significant revenues to achieve and maintain profitability. We cannot assure you that we will ever achieve significant commercial revenues, particularly from sales of our ZEUS product line, which is still under development and awaiting FDA clearance for certain significant applications and procedures, or that we will become profitable. It is possible that we may encounter substantial delays or incur unexpected expenses related to the clinical trials, market introduction and acceptance of the ZEUS platform, or any future products. If the time required to generate significant revenues and achieve profitability is longer than anticipated, we may not be able to continue our operations.

SINCE OUR OPERATING EXPENDITURES CURRENTLY EXCEED OUR REVENUES, ANY FAILURE TO RAISE ADDITIONAL CAPITAL OR GENERATE REQUIRED WORKING CAPITAL COULD REDUCE OUR ABILITY TO COMPETE AND PREVENT US FROM TAKING ADVANTAGE OF MARKET OPPORTUNITIES.

     Our operations to date have consumed substantial amounts of cash, and we expect our capital and operating expenditures will exceed revenues for at least the next year. We believe that our current cash and cash equivalent balances will allow us to fund our operations for at least twelve months. However, we may require substantial working capital to fund our business after December 31, 2002 and will need to raise additional capital. It is anticipated that additional funding, as needed, to support operations through and after December 31, 2002 will be obtained from the following sources: current cash balances, the proceeds from the exercise of warrants, and the issuance of additional debt or equity securities. We cannot assure you that additional capital will be available on terms favorable to us, or at all. The various elements of our business and growth strategies, including our introduction of new products, the expansion of our marketing distribution activities and obtaining regulatory approval or market acceptance will require additional capital. If adequate funds are not available or are not available on acceptable terms, our ability to fund those business activities essential to our ability to operate profitably, including further research and development, clinical trials, and sales and marketing activities, would be significantly limited.

IF OUR PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, WE WILL NOT BE ABLE TO GENERATE THE REVENUE NECESSARY TO SUPPORT OUR BUSINESS.

     We anticipate that ZEUS will comprise a substantial majority of our sales in the future and our future success, depends on the successful development, commercialization and market acceptance of this product. Even if we are successful in obtaining the necessary regulatory clearances or approvals for ZEUS, our successful commercialization will depend upon our ability to demonstrate the clinical safety and effectiveness, ease-of-use, reliability and cost-effectiveness of these products in a clinical setting. We cannot assure you that the FDA will allow us to conduct further clinical trials or that ZEUS will prove to be safe and effective in clinical trials under United States or international regulatory requirements. It is also possible that we may encounter problems in clinical testing that cause a delay in or prohibit commercialization of ZEUS. Moreover, the clinical trials may identify significant technical or other obstacles to overcome prior to the commercial deployment of ZEUS, resulting in significant additional product development expense and delays. Even if the safety and effectiveness of procedures using ZEUS is established, surgeons may elect not to recommend the use of these products for any number of reasons. Broad use of our products will require significant surgeon training and practice, and the time and expense required to complete such training and practice could adversely affect market acceptance. Successful commercialization of our products will also require that we satisfactorily address the needs of various decision makers in the hospitals that constitute the target market for our products and to address potential resistance to change in existing surgical methods. If we are unable to gain market acceptance of our products, we will not be able to sell enough of our products to be profitable, and we may be required to obtain additional funding to develop and bring to market alternative products.

IF WE DO NOT OBTAIN AND MAINTAIN NECESSARY DOMESTIC REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN THE UNITED STATES.

     Our products in the United States are regulated as medical devices by the FDA. The FDA strictly prohibits the marketing of FDA-cleared or approved medical devices for unapproved uses. Failure to receive or delays in receipt of FDA clearances or approvals, including any resulting need for additional clinical trials or data as a prerequisite to approval or clearance, or any FDA conditions that limit our ability to market our products for particular uses or indications, could impair our ability to effectively develop a market for our products and impair our ability to operate profitably in the future.

     Our operations are subject to the FDA’s Quality System Regulation (a federal regulation governing medical devices) and ISO-9001 (a global standard for quality systems) and similar regulations in other countries, including EN-46001 Standards (the European standard for quality systems), regarding the design, manufacture, testing, labeling, record keeping and storage of devices. Ongoing compliance with FDA’s Quality System Regulation requirements and other applicable regulatory requirements will be monitored through periodic inspection by federal and state agencies, including the FDA, and comparable agencies in other countries. Our manufacturing processes are subject to stringent federal, state and local regulations governing the use, generation, manufacture, storage, handling and disposal of certain materials and wastes. Failure to comply with applicable regulatory requirements can result in, among other things, suspensions or withdrawals of approvals, product seizures, injunctions, recalls of products, operating restrictions, and civil fines and criminal prosecution. Delays or failure to receive approvals or clearances for our current submissions, or loss of previously received approvals or clearances, would materially adversely affect the marketing and sales of our products and impair our ability to operate profitably in the future.

OUR PRODUCTS ARE SUBJECT TO VARIOUS INTERNATIONAL REGULATORY PROCESSES AND APPROVAL REQUIREMENTS. IF WE DO NOT MAINTAIN THE NECESSARY INTERNATIONAL REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS IN FOREIGN COUNTRIES.

     To be able to market and sell our products in other countries, we must obtain regulatory approvals and comply with the regulations of those countries. For instance, the European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. We have obtained the CE mark for all of our products, which means that these products may currently be sold in all of the member countries of the European Union.

     If we modify existing products or develop new products in the future, including new instruments, we will need to apply for permission to affix the CE mark to such products. In addition, we will be subject to annual regulatory audits in order to maintain the CE mark permissions we have already obtained. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union.

INTERNATIONAL SALES OF OUR PRODUCTS ACCOUNT FOR A SIGNIFICANT PORTION OF OUR REVENUES AND OUR GROWTH MAY BE LIMITED IF WE ARE UNABLE TO SUCCESSFULLY MANAGE THESE INTERNATIONAL ACTIVITIES.

     Our business currently depends in large part on our activities in Europe and Asia, and we intend to expand our presence into additional foreign markets. Sales to markets outside of the United States accounted for approximately 40% of our sales for the year ended December 31, 2001. We are subject to a number of challenges that relate to our international business activities. These challenges include:

•	the risks associated with foreign currency exchange rate fluctuation;

•	failure of local laws to provide the same degree of protection against infringement of our intellectual property;

•	certain laws and business practices that could favor local competitors, which could slow our growth in international markets;

•	building an organization capable of supporting geographically dispersed operations; and

•	the expense of establishing facilities and operations in new foreign markets.

     Currently, the majority of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. If we are unable to meet and overcome these challenges, our international operations may not be successful, which would limit the growth of our business.

WE MAY NEVER SELL ENOUGH PRODUCTS TO BE PROFITABLE BECAUSE OUR CUSTOMERS MAY CHOOSE TO PURCHASE OUR COMPETITORS’ PRODUCTS OR MAY NOT ACCEPT OUR PRODUCTS.

     The minimally invasive surgery market has been, and will likely continue to be, highly competitive. Many competitors in this market have significantly greater financial resources and experience than us. In addition, some of these companies may be able to market their products sooner than us if they are able to achieve regulatory approval before us. Many medical conditions that can be treated using our products can also be treated by pharmaceuticals or other medical devices and procedures. Many of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other procedures could make such therapies more effective or less expensive than using our products and could render our products obsolete or unmarketable. As a result, we cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

IF SURGEONS OR INSTITUTIONS ARE UNABLE TO OBTAIN REIMBURSEMENT FROM THIRD-PARTY PAYORS FOR PROCEDURES USING OUR PRODUCTS, OR IF REIMBURSEMENT IS INSUFFICIENT TO COVER THE COSTS OF PURCHASING OUR PRODUCTS, WE MAY BE UNABLE TO GENERATE SUFFICIENT SALES TO SUPPORT OUR BUSINESS.

     In the United States, our products are primarily acquired by medical institutions which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans for the healthcare services they provide their patients. Third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement. Market acceptance of our products may depend on the availability and level of reimbursement in international markets we target.

     There can be no assurance that third-party reimbursement and coverage for our products will be available or adequate, that current reimbursement amounts will not be decreased in the future, or that future legislation, regulation or reimbursement policies of third-party payors will not otherwise affect the demand for our products or our ability to sell our products on a profitable basis, particularly if our products are more expensive than competing surgical or other procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, those who purchase our products would lose their ability to pay for our products, and our ability to make future sales and collect on outstanding accounts would be significantly impaired, which would limit our ability to operate profitably.

IF WE ARE UNABLE TO PROTECT THE INTELLECTUAL PROPERTY CONTAINED IN OUR PRODUCTS FROM USE BY THIRD PARTIES, OUR ABILITY TO COMPETE IN THE MARKET WILL BE HARMED.

     Our success depends, in part, on our ability to obtain and maintain patent protection for our products by filing United States and foreign patent applications related to our technology, inventions and improvements. However, there can be no assurance that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of our technology. As a result, there can be no assurance that we will not become subject to future patent infringement claims or litigation in a court of law, interference proceedings, or opposition to a patent grants in a foreign jurisdiction. The defense and prosecution of such intellectual property claims are costly, time-consuming, divert the attention of management and technical personnel and could result in substantial uncertainty regarding our future viability. Future litigation or regulatory proceedings, which could result in substantial cost and uncertainty, may also be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of other parties’ proprietary rights. Any public announcements related to such litigation or administrative proceedings initiated by us, or initiated or threatened against us by our competitors, could adversely affect the price of our stock.

     We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position and typically require our employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Failure to protect our intellectual property would limit our ability to produce and/or market our products in the future which would adversely affect our revenues generated by the sale of such products.

     WE ARE INVOLVED IN INTELLECTUAL PROPERTY LITIGATION WITH INTUITIVE SURGICAL AND BROOKHILL-WILK THAT MAY HURT OUR COMPETITIVE POSITION, MAY BE COSTLY TO US AND MAY PREVENT US FROM SELLING OUR PRODUCTS.

     On May 10, 2000, we filed a lawsuit in United States District Court alleging that Intuitive Surgical’s da Vinci surgical robot system infringes on our United States Patent Nos. 5,524,180, 5,878,193, 5,762,458, 6,001,108, 5,815,640, 5,907,664, 5,855,583 and 6,063,095. These patents concern methods and devices for conducting various aspects of robotic surgery. On June 30, 2000, Intuitive served its Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. On February 13, 2001, the United States District Court issued an order staying the infringement action for up to one year pending decision on preliminary motions the parties have filed in the interference proceeding (discussed in the paragraph below) but recently stated that the stay will be lifted and the litigation will be reactivated as of April 30, 2002.

     On or about December 7 and 8, 2000, the United States Patent and Trademark Office (USPTO) granted three of Intuitive’s petitions for a declaration of an interference: (i) Interference No. 104,643 involving to our 5,907,664 patent, (ii) Interference No. 104,644 involving our 5,878,193 patent, and (iii) Interference No. 104,645 involving our 5,855,583 patent. An interference is a proceeding within the USPTO to resolve questions regarding who was the first to invent the subject matter of a patent and/or a patent application. On March 30, 2002, the three judge panel of the Board of Patent Interferences issued decision orders on the parties’ preliminary motions. The Board granted our motion on Interference No. 104,643 and issued an order for Intuitive to show cause why judgement should not be entered against Intuitive on this interference. The Board denied our motion on the Interference No. 104,644 and entered judgement against us. The Board denied our motions on the Interference No. 104,645, deferred decision on two of Intuitive’s motions, and granted-in-part and denied-in-part and deferred-in-part on one of Intuitive’s motions. The Board’s decision on Interference No. 104,645 invalidated some of the parties’ claims, affirmed some of Intuitive’s claims and provided for further proceedings related to two of our claims and is therefore not final. The parties have the right to request reconsideration of any of the decision orders on their preliminary motions. Further, the parties have a right to seek review of the decisions upon entry of a final judgment in either United States Court of Appeal for the Federal Circuit or in a United States District Court.

     On February 21, 2001, Brookhill-Wilk filed suit against us alleging that our ZEUS surgical system infringed upon Brookhill-Wilk’s United States Patent Nos. 5,217,003 and 5,368,015. Brookhill-Wilk’s complaint seeks damages, attorneys’ fees and increased damages alleging willful patent infringement. On March 21, 2001, we served our Answer and Counterclaim alleging non-infringement of each patent-in-suit, patent invalidity and unenforceability. On November 8, 2001, the United States District Court for the Southern District of New York in the co-pending Brookhill-Wilk v. Intuitive Surgical, Inc., Civil Action No. 00-CV-6599 (NRB), issued an order interpreting the claims of Brookhill-Wilk’s Patent No. 5,217,003 in a way that we believe excludes current applications of our ZEUS surgical system. In light of this decision, on November 13, 2001, the parties to Brookhill Wilk v. Computer Motion, Inc. agreed to dismiss the case without prejudice. On March 25, 2002, Judge Alvin K. Hellerstein dismissed the case without prejudice.

     On March 30, 2001, Intuitive and IBM Corporation filed suit alleging that the our AESOP, ZEUS and HERMES products infringe United States Patent No. 6,201,984 which was issued on March 13, 2001. The complaint seeks damages, a preliminary injunction, a permanent injunction, and costs and attorneys fees. The claims are directed to a surgical system employing voice recognition for control of a surgical instrument. Discovery by both parties is ongoing and we are currently taking discovery relating to our non-infringement, patent invalidity and enforceability defenses.

     If we lose the counterclaim on the patent suit brought by Intuitive or the patent infringement claims by Intuitive or IBM or if the decision in Brookhill-Wilk v. Intuitive Surgical, Inc. is reversed, we may be prevented from selling our products as currently configured without first obtaining a license to the disputed technology from the successful party or modifying the product. A license could be expensive, or could require that we license to the other party some of our own proprietary technology, each of which result could seriously harm our business. We believe that all of our major product lines could be affected by this litigation. The patents subject to this litigation are an integral part of the technology incorporated in our AESOP, ZEUS and HERMES product lines which together accounted for approximately 82% of our revenues in 2001. If any of the adverse parties are successful in their claims or counterclaims, as the case may be, against us and are unwilling to grant us a license, we will be required to stop selling our products that are found to infringe the successful party’s patents unless we can redesign them so they do not infringe these patents, which we may be unable to do. Whether or not we are successful in these lawsuits, the litigation could consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery often involved in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

BECAUSE OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCT DEVELOPMENT, OUR FUTURE SUCCESS WILL DEPEND UPON OUR ABILITY TO EXPAND THE APPLICATIONS OF OUR PRODUCTS.

     Our success will depend to a significant extent upon our ability to enhance and expand the utility of our products so that they gain market acceptance. Failure to develop or introduce new products or product enhancements on a timely basis that achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations. In the past, some of our competitors have been able to develop desirable product features (such as articulation of certain instruments and three dimensional visualization of their products) earlier than we have. Our inability to rapidly develop these features may have led to lower sales of some of our products. In addition, technological advances with other therapies could make such therapies less expensive or more effective than using our products and could render our technology obsolete or unmarketable. There can be no assurance that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future technologies.

WE MAY NOT BE ABLE TO EXPAND OUR MARKETING DISTRIBUTION ACTIVITIES IN ORDER TO MARKET OUR PRODUCTS COMPETITIVELY.

     We anticipate significantly increasing the number of sales personnel to more fully cover our target markets, particularly as we expand our product offerings. It is possible we will be unable to compete effectively in attracting, motivating and retaining qualified sales personnel. We currently intend to market and sell our products outside the United States and Europe principally through distributors. In order to accomplish this, we will be required to expand our distributor network. We may not be able to identify suitable distributors or negotiate acceptable distribution agreements. Any such distribution agreements may not result in significant sales. If we are unable to identify suitable distributors or negotiate acceptable distribution agreements, we may not be succeed in expanding the market for our products outside of the United States and Europe.

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     Our present directors and executive officers beneficially own approximately 20.6% of our outstanding Common Stock. These stockholders, acting together, have the ability to significantly influence the election of our directors and other stockholder actions and, as a result, direct the operation of our business, including delaying or preventing a proposed acquisition of Computer Motion.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR ABILITY TO COMPETE WILL BE HARMED.

     Our future business and operating results depend in significant part on our key management, scientific, technical and sales personnel, many of whom would be difficult to replace, and future success will depend partially upon our ability to retain these persons and recruit additional qualified management, technical, marketing, sales, regulatory, clinical and manufacturing personnel. Competition for such personnel is intense, and we may have difficulty in attracting or retaining such personnel. In addition, we do not have employment agreements with any of our key personnel and also do not provide life insurance to any of our employees which may make it more difficult to retain our key personnel.

OUR FUTURE OPERATING RESULTS MAY FALL BELOW SECURITIES ANALYSTS’ OR INVESTORS’ EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE AND DIMINISH THE VALUE OF YOUR INVESTMENT.

     Our results of operations may vary significantly from quarter to quarter depending upon numerous factors, including the following: (i) delays associated with the FDA and other regulatory clearance and approval processes; (ii) healthcare reimbursement policies; (iii) timing and results of clinical trials; (iv) demand for our products; (v) changes in pricing policies by us or our competitors; (vi) the number, timing and significance of our competitors’ product enhancements and new products; (vii) product quality issues; and (viii) component availability and supplier delivery performance. Our operating results in any particular period may not be a reliable indication of our future performance. It is likely that in some future quarters, our operating results will be below the expectations of securities analysts or investors. If this occurs, the price of our Common Stock, and the value of your investment, will likely decline.

WE MAY INCUR SUBSTANTIAL COSTS DEFENDING SECURITIES CLASS ACTION LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.

     The market price of our Common Stock is likely to be volatile and may be affected by: (i) actual or anticipated decisions by the FDA with respect to approvals or clearances of our or our competitors’ products; (ii) actual or anticipated fluctuations in our operating results; (iii) announcements of technological innovations; (iv) new commercial products announced or introduced by us or our competitors; (v) changes in third party reimbursement policies; (vi) developments concerning our or our competitors’ proprietary rights; (vii) conditions and trends in the medical device industry; (viii) governmental regulation; (ix) changes in financial estimates by securities analysts; and (x) general stock market conditions.

     Securities class action litigation has often been brought against companies when the market price of their securities declines. We could be especially prone to such risk because technology companies have experienced greater than average stock price volatility in recent years. If we are subject to securities litigation, we would incur substantial costs and divert management’s attention defending any such claims.

OUR RELIANCE ON SOLE OR SINGLE SOURCE SUPPLIERS COULD HARM OUR ABILITY TO MEET DEMAND FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN OUR PROJECTED BUDGET.

     We rely on independent contract manufacturers, some of which are single source suppliers, for the manufacture of the principal components of our products. In some instances, we rely on companies that are sole suppliers of key components of our products. If one of these sole suppliers goes out of business, we could face significant production delays until an alternate supplier is found, or until the product could be redesigned and revalidated to accommodate a new supplier’s replacement component. In addition, we generally submit purchase orders based upon our suppliers’ current price lists. Since we generally do not have written contracts for future purchase orders with our suppliers, these suppliers may increase the cost of the parts we purchase in the future.

     Our manufacturing experience to date has been focused primarily on assembling components produced by third party manufacturers. In scaling up manufacturing of new products, we may encounter difficulties involving quality control and assurance, component availability, adequacy of control policies and procedures, lack of qualified personnel and compliance with the FDA’s Quality System Regulations requirements. We may elect to internally manufacture components currently provided by third parties or to implement new production processes. We cannot assure you that manufacturing yields or costs will not be adversely affected by a transition to in-house production or to new production processes if such efforts are undertaken. If necessary, this expansion will require the commitment of capital resources for facilities, tooling and equipment and for leasehold improvements. Further, our delay or inability to expand our manufacturing capacity or in obtaining the commitment of such resources could result in our inability to meet demand for our products, which could harm our ability to generate revenues, lead to customer dissatisfaction and damage our reputation.

WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR BUSINESS, AND CALIFORNIA’S ENERGY CRISIS COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES.

     In the event of an acute power shortage, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. Our corporate headquarters and our manufacturing facilities are located in California. Since we currently do not have backup generators or alternate sources of power in the event of a blackout, we would be temporarily unable to continue operations at our California facilities if blackouts interrupt our power supply. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

     Furthermore, the deregulation of the energy industry instituted in 1996 by the California government has caused power prices to increase. Under deregulation, utilities were encouraged to sell their plants, which traditionally had produced most of California’s power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices have skyrocketed over the past year. If wholesale prices continue to increase, the operating expenses associated with our facilities located in California will likely increase which would harm our results of operations.

THE USE OF OUR PRODUCTS COULD RESULT IN PRODUCT LIABILITY CLAIMS THAT COULD BE EXPENSIVE AND HARM OUR BUSINESS.

     We face an inherent business risk of financial exposure to product liability claims in the event that the use of our products results in personal injury or death. We also face the possibility that defects in the design or manufacture of our products might necessitate a product recall. It is possible that we will experience losses due to product liability claims or recalls in the future. We currently maintain product liability insurance with coverage limits of $5,000,000, but future claims may exceed these coverage limits. We may also require increased product liability coverage as additional potential products are successfully commercialized. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. While we have had no material product liability claims to date, our defense of any future product liability claim, regardless of its merit or eventual outcome, would divert the management’s attention and result in significant legal costs. In addition, a product liability claim or any product recalls could also harm our reputation or result in a decline in revenues.

OUR CONTINUED GROWTH WILL SIGNIFICANTLY STRAIN OUR RESOURCES AND, IF WE FAIL TO MANAGE THIS GROWTH, OUR ABILITY TO MARKET, SELL AND DEVELOP OUR PRODUCTS MAY BE HARMED.

     Our growth will continue to place significant demands on our management and resources. In order to compete effectively against current and future competitors, prepare products for clinical trials and develop future products, we believe we must continue to expand our operations, particularly in the areas of research and development and sales and marketing. It is likely that we will be required to implement additional operating and financial controls, hire and train additional personnel, install additional reporting and management information systems and expand our physical operations. Our future success will depend, in part, on our ability to manage future growth and we cannot assure you that we will be successful.

HOLDERS OF OUR SERIES B CONVERTIBLE PREFERRED STOCK MAY HAVE ENGAGED IN SHORT SELLING TO INCREASE THE NUMBER OF SHARES OF OUR SECURITIES ISSUED UPON CONVERSION OF THEIR SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK.

     The holders of our Series B Convertible Preferred Stock converted their shares into shares of our Common Stock on or prior to February 13, 2002. The Series B Convertible Preferred Stock was initially convertible into that number of shares of Common Stock determined by dividing the aggregate purchase price of the Preferred Stock by $5.77 (which was 110% of the five day average of the closing price for the Company’s Common Stock as quoted on the NASDAQ National Market immediately prior to the closing date of the private placement of the Series B Convertible Preferred Stock). However, this initial conversion price was adjusted on August 16, 2001 to $3.863 per share and on November 16, 2001 to $3.906 per share representing the average of the 10 lowest closing prices for the Company’s Common Stock as quoted on the NASDAQ National Market during the 20 consecutive trading days immediately prior to each such reset date. The conversion price was subsequently lowered to $3.881 per share due to certain anti-dilution adjustments. Since the number of shares of our Common Stock issuable upon conversion of the Series B Convertible Preferred Stock was based upon the market price of our stock during the 20 consecutive trading days immediately prior to each reset date, a greater number of shares of our Common Stock were issued upon conversion of the shares of Series B Convertible Preferred Stock because the final reset conversion price was lower than the initial conversion price at the time we sold and issued the shares of Series B Convertible Preferred Stock. Increased sales volume of our Common Stock may apply downward pressure on the market price of our Common Stock. This fact could have encouraged holders of the Series B Convertible Preferred Stock to sell short our Common Stock prior to each reset date, thereby potentially causing the conversion price to be reset lower resulting in a greater number of shares to be issued upon conversion. The holders of the Series B Convertible Preferred Stock thereby profited by the decline in the market price of the Common Stock cause by their short selling.

     Additionally, it is important to note that a significant amount of our Series B Convertible Preferred Stock was held by just a few investors and the warrants issued in connection with the private placement of the Series B Convertible Preferred Stock are currently held by just a few investors. This may give these investors greater influence over the future market price of our stock.

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

     Future sales of our Common Stock could depress the market price of our Common Stock. By this prospectus we are registering 5,075,771 shares of our Common Stock. In addition, on or prior to February 13, 2002, we issued 2,911,039 shares of Common Stock upon conversion of all the shares of our Series B Convertible Preferred Stock. The total number of shares issued upon conversion of all outstanding shares of Series B Convertible Preferred Stock represents approximately 17.3% of our current total outstanding securities. We filed a registration statement on Form S-3 (Registration No. 333-58962) covering the shares issued to holders of our Series B Convertible Preferred Stock and exercise of certain warrants issued to the former holder of our Series B Convertible Preferred Stock. This registration statement was declared effective by the Securities Exchange Commission on September 24, 2001. In the future, we may issue additional options, warrants or other derivative securities convertible into our Common Stock. The public sale of our Common Stock by the selling stockholders and the other selling stockholders that control large blocks of our Common Stock could depress the market price of our Common Stock.

FAILURE TO SATISFY NASDAQ NATIONAL MARKET LISTING REQUIREMENTS MAY RESULT IN OUR STOCK BEING DELISTED FROM THE NASDAQ NATIONAL MARKET AND BEING SUBJECT TO RESTRICTIONS ON “PENNY STOCK”.

     Our Common Stock is currently listed on the Nasdaq National Market under the symbol “RBOT.” For continued inclusion on the Nasdaq National Market, we must maintain among other requirements net tangible assets of at least $4.0 million, a minimum bid price of $1.00 per share, and a market value of our public float of at least $5.0 million. Nasdaq also recently announced a pilot program that proposes to change the current $4.0 million net tangible assets requirement to a new threshold of $10.0 million in stockholders’ equity. While we believe we are in compliance with existing listing requirements, we do not believe that we currently satisfy the proposed requirement of $10.0 million in stockholders’ equity. However, according to a recent Nasdaq bulletin, we have until November 2, 2002 to achieve compliance with the new minimum equity standard. In the event that we fail to satisfy listing standards on a continuous basis, our Common Stock may be removed from listing on the Nasdaq National Market. If our Common Stock is delisted from the Nasdaq National Market, and we are not able to list the shares on the Nasdaq Small Cap Market or another exchange, trading of our Common Stock, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the NASD’s “Electronic Bulletin Board.” As a result, stockholders could find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our Common Stock, and the trading price per share could be reduced.

     In addition, our Common Stock must be listed on the Nasdaq National Market, the American Stock Exchange or the New York Stock Exchange in order to sell any shares under our Equity Line Financing Agreement. As a result, if our shares are delisted from the Nasdaq National Market, we may not be able to draw down funds under the equity line and our ability to fund those business activities essential to our ability to operate profitably, including further research and development, clinical trials, and sales and marketing activities, would be significantly limited.

     If our shares are not listed on any exchange or on the Nasdaq National Market, they are also subject to the regulations regarding trading in “penny stocks,” which are those securities trading for less than $5.00 per share. The following is a list of the restrictions on the sale of penny stocks:

•	Prior to the sale of penny stock by a broker-dealer to a new purchaser, the broker-dealer must determine whether the purchaser is suitable to invest in penny stocks. To make that determination, a broker-dealer must obtain, from a prospective investor, information regarding the purchaser’s financial condition and investment experience and objectives. Subsequently, the broker-dealer must deliver to the purchaser a written statement setting forth the basis of the suitability finding. . A broker-dealer must obtain from the purchaser a written agreement to purchase the securities. This agreement must be obtained for every purchase until the purchaser becomes an “established customer.”

•	The Exchange Act requires that prior to effecting any transaction in any penny stock, a broker-dealer must provide the purchaser with a “risk disclosure document” that contains, among other things, a description of the penny stock market and how it functions and the risks associated with such investment. These disclosure rules are applicable to both purchases and sales by investors.

•	A dealer that sells penny stock must send to the purchaser, within ten days after the end of each calendar month, a written account statement including prescribed information relating to the security.

     As a result of a failure to maintain the trading of our stock on the Nasdaq National Market and the rules regarding penny stock transactions, your ability to sell to a third party may be limited. We make no guarantee that our current market-makers will continue to make a market in our securities, or that any market for our securities will continue.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     The information contained in or incorporated by reference in this prospectus discusses our plans and strategies for our business or state other forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” or “anticipates,” or other variations thereof (including their use in the negative), or by discussions of strategies, plans or intentions. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements.

USE OF PROCEEDS

     We used the proceeds from the sale of our Common Stock to retire approximately $2,358,695 in debt and the remainder of the proceeds will be used to fund working capital needs due to investments in clinical trials, research and development, and sales and marketing programs and for other general operating requirements. We will not receive any proceeds from the sale of the selling stockholders’ shares.

SELLING STOCKHOLDERS

     We have issued shares of our Common Stock to certain of the selling stockholders in the following separate and unrelated private transactions:

•	On February 16, 2001, we sold and issued 10,024 shares of our Series B Convertible Preferred Stock for an aggregate of $10,024,000. As a condition to the closing of the private placement of the Series B Shares, we entered into a Registration Rights Agreement, whereby we agreed to register shares of our Common Stock issuable upon conversion of the Series B Shares. Pursuant to Section 3.1 of the Registration Rights Agreement, the Company agreed to use its best efforts to effect the registration of the underlying shares by May 17, 2001 or be subject to penalties of 2% of the initial purchase price of the Series B shares for each month delay. We filed a registration statement on Form S-3 (File No. 333-58962) which was subject to a lengthy review by the Securities and Exchange Commission. Due in part to this extended review process, this registration statement was not declared effective until September 24, 2001 and the investors were entitled to receive a penalty payment of 8.47% of the face amount of the Series B shares purchased by each investor. These investors agreed to accept shares of our Common Stock as satisfaction for such penalty. We are registering in this registration statement 220,896 shares of our Common Stock issued as a penalty payment to the Series B investors.

•	On January 22, 2002, we entered into a stock purchase agreement for the sale and issuance of 117,647 shares of our Common Stock to Stradling Yocca Carlson & Rauth, P.C., our outside legal counsel, for an aggregate purchase price of $500,000. The consideration for the shares was use to cancel of $500,000 of outstanding legal fees we owed to Stradling Yocca Carlson & Rauth for prior services rendered.

•	On January 31, 2002, we entered into a stock purchase agreement for the sale and issuance of 76,524 shares of our Common Stock to Stephen Gruba for an aggregate purchase price of $339,000. The consideration for the shares was used to cancel $339,000 of outstanding accounts receivable owed to Mr. Gruba for products purchased by Computer Motion.

•	On February 13, 2002, we entered into a securities purchase agreement for the sale and issuance of 2,828,865 shares of our Common Stock to certain of the selling stockholders for an aggregate purchase price of $11,598,342.

•	On February 19, 2002, we entered into a stock purchase agreement for the sale and issuance of 134,518 shares of our Common Stock to Corlund Electronic, Inc. for an aggregate purchase price of $551,525. The consideration for the shares was used to cancel $551,525 of outstanding accounts receivable owed to Corlund Electronics for products purchased by Computer Motion.

     We issued warrants exercisable for shares of our Common Stock to certain of the selling stockholders in the following transactions:

•	On February 13, 2002, we issued warrants to purchase shares of our Common Stock at a purchase price of $5.00 per share in connection with our private placement of Common Stock. Pursuant to the registration statement of which this prospectus is a part, we are registering 1,414,435 shares of our Common Stock for issuance upon exercise of these warrants.

•	On February 13, 2002, we issued to H.C. Wainwright & Co., Inc., a registered broker-dealer, and its assignees warrants to purchase in the aggregate 282,886 shares of our Common Stock at an exercise price of $4.60 per share as part of the consideration paid to H.C. Wainwright for services rendered as placement agent for our private placement of Common Stock.

     The table below sets forth the following information as of April 4, 2002: (1) the names of the selling stockholders; (2) the number of shares of Common Stock beneficially owned by each selling stockholder; (3) the number of shares each selling stockholder may offer to sell; and (4) the number of shares of Common Stock beneficially owned by each selling stockholder upon completion of this offering, assuming all of the offered shares are sold. Percentages are based upon 17,251,277 shares of Common Stock outstanding April 4, 2002. Other than as set forth in the footnotes to the table below, none of the selling stockholders has or during the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Shares
	Owned	Shares Issuable
	Before	Upon Exercise of	Shares Being	Shares Owned After
	Offering	Warrants(1)	Offered(2)	Offering(3)

	Number	Number	Number	Number	Percent
NAME
BayStar Capital, L.P. (4)	111,619		6,610	0	*
Bay Star International, LTD (5)	260,447		15,427	0	*
Bedford Oak Partners, L.P. (6)	150,000	50,000	150,000	0	*
Castle Creek Healthcare Partners, LLC (7)	146,373	48,791	146,373	0	*
Catalpa Enterprises, Ltd. (8)	1,116,200		66,111	0	*
CC Life Sciences, Ltd. (9)	292,700	97,567	292,700	0	*
CD Capital Management, LLC (10)	30,000	10,000	30,000	0	*
Clarion Capital Corporation (11)	182,928	60,976	182,928	0	*
Clarion Offshore Fund Ltd. (12)	91,463	30,488	91,463	0	*
Clarion Partners, L.P. (13)	91,463	30,488	91,463	0	*
Cleveland Overseas, Ltd. (14)	365,855	121,952	365,855	0	*
Corlund Electronics Corporation	134,518		134,518	0	*
Cranshire Capital, L.P. (15)	367,500	122,500	367,500	0	*
Gryphon Master Fund, L.P. (16)	91,500	30,500	91,500	0	*
H.C. Wainwright & Co., Inc. (17)	128,886	128,886	128,886	0	*
Larry Haimovitch 2000 Separate Property Revocable Trust (18)	45,750	15,250	45,750	0	*
MRT, L.P. (19)	182,928	60,976	182,928	0	*

	Shares
	Owned	Shares Issuable
	Before	Upon Exercise of	Shares Being	Shares Owned After
	Offering	Warrants(1)	Offered(2)	Offering(3)

	Number	Number	Number	Number	Percent
NAME
Pequot Navigator Offshore Fund, Inc. (20)	146,250	48,750	146,250	0	*
Pequot Scout Fund, L.P. (21)	292,500	97,500	292,500	0	*
Quantico Partners L.P. (22)	91,464	30,488	91,464	0	*
Radyr Investments Limited (23)	91,506	30,502	91,506	0	*
Redpoint Partners L.P. (24)	237,807	79,269	237,807	0	*
Redwood Partners LLC (25)	109,500	36,500	109,500	0	*
SDS Merchant Fund L.P. (26)	274,500	91,500	274,500	0	*
SF Capital Partners, Ltd. (27)	548,850	182,950	548,850	0	*
Societe Generale (28)	1,448,540		88,148	0	*
Stradling Yocca Carlson &Rauth, P.C.	117,647		117,647	0	*
Tamkin Living Trust (29)	1,500	500	1,500	0	*
Triton West Group, Inc. (30)	127,500	42,500	127,500	0	*
Vertical Ventures Investments, LLC (31)	182,927	60,976	182,927	0	*
Adelman, Jason (32)	90,000	90,000	90,000	0	*
Balk, Matthew (33)	32,000	32,000	32,000	0	*
Barrett, Stephen (34)	9,750	3,250	9,750	0	*
Duggan, Robert (A), (35)	2,673,446	12,195	69,640	2,078,762	12.05%
Gruba, Stephen	76,524		76,524	0	*

	Shares
	Owned	Shares Issuable
	Before	Upon Exercise of	Shares Being	Shares Owned After
	Offering	Warrants(1)	Offered(2)	Offering(3)

	Number	Number	Number	Number	Percent
NAME
Henley, Jeffrey (B), (36)	186,073		11,018	0	*
Qian, Xue Li (37)	21,951	7,317	21,951	0	*
Ruan, Pei Jin (38)	22,500	7,500	22,500	0	*
Weismann, Scott (39)	41,750	35,250	41,750	0	*
Zanganeh, Maky (40)	8,929		528	0	*
Totals:	10,623,504	1,697,321	5,075,771	2,078,762	12.05%

(A)	Robert W. Duggan is our Chief Executive Officer and has been Chairman of our Board of Directors for the past three years.

(B)	Jeffrey O. Henley has been a member of our Board of Directors since November, 2000.

(1)	Shares included in this column represent the shares issuable to certain of the selling stockholders upon exercise of warrants for the purchase of our Common Stock. These warrants were issued on February 13, 2002 in connection with the private placement of our Common Stock and have an exercise price per share of $5.00.

(2)	Except as described below, we determined the number and percentage of shares that the selling stockholders beneficially own in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The information presented is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power and also any shares which the individual has the right to acquire within 60 days of April 4, 2002 through the exercise of any stock option or other right.

(3)	Assumes all shares offered under this prospectus are sold and all shares covered by each prospectus filed as a part of the registration statement on Form S-2 (Registration No. 333-65952) covering up to 6,317,951 shares of our Common Stock and the registration statement on Form S-3 (Registration No. 333-58962) covering up to 3,454,578 shares of our Common Stock are also sold.

(4)	Mr. Brian Davidson maintains voting and investment control over the shares held by Baystar Capital, LP. Mr. Davidson is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder consist of (i) 88,311 shares of our Common Stock issued upon conversion of all of the selling stockholder’s shares of our Series B Convertible Preferred Stock, (ii) 16,698 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock, and (iii) 6,610 shares of our Common Stock issued to the selling stockholder as part of a penalty payable to the former holders of our Series B Convertible Preferred Stock.

(5)	Mr. Brian Davidson maintains voting and investment control over the shares held by Bay Star International, LTD. Mr. Davidson is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder consist of (i) 206,059 shares of our Common Stock issued upon conversion of all of the selling stockholder’s shares of our Series B Convertible Preferred Stock, (ii) 38,962 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock, and (iii) 15,426 shares of our Common Stock issued to the selling stockholder as part of a penalty payable to the former holders of our Series B Convertible Preferred Stock.

(6)	Mr. Dennis J. Javer maintains voting and investment control over the shares held by Bedford Oak Partners, L.P. Mr. Javer is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 50,000 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(7)	Mr. Thomas A. Frei maintains voting and investment control over the shares held by Castle Creek Healthcare Partners, LLC. Mr. Frei is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 48,791 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(8)	Mr. Kenneth Flood maintains voting and investment control over the shares held by Catalpa Enterprises, LTD. Mr. Flood is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder consist of (i) 883,110 shares of our Common Stock issued upon conversion of all of the selling stockholder’s shares of our Series B Convertible Preferred Stock, (ii) 166,979 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock, and (iii) 66,111 shares of our Common Stock issued to the selling stockholder as part of a penalty payable to the former holders of our Series B Convertible Preferred Stock.

(9)	Mr. Bill Shimanek maintains voting and investment control over the shares held by CC Life Sciences, Ltd. Mr. Shimanek is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 97,567 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(10)	Mr. John Ziegelman maintains voting and investment control over the shares held by CD Capital Management, LLC. Mr. Ziegelman is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 10,000 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(11)	Mr. Tom Niehaus maintains voting and investment control over the shares held by Clarion Capital Corporation. Mr. Niehaus is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 60,976 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(12)	Mr. Tom Niehaus maintains voting and investment control over the shares held by Clarion Offshore Fund Ltd. Mr. Niehaus is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 30,488 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(13)	Mr. Tom Niehaus maintains voting and investment control over the shares held by Clarion Partners, L.P. Mr. Niehaus is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 30,488 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(14)	Mr. Josh Silverman maintains voting and investment control over the shares held by Cleveland Overseas, Ltd. Mr. Silverman is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 121,952 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(15)	Mr. Mitchell P. Kopin maintains voting and investment control over the shares held by Cranshire Capital, L.P. Mr. Kopin is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 122,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(16)	Mr. Edwin B. Lyon maintains voting and investment control over the shares held by Gryphon Master Fund, L.P. Mr. Lyon is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 30,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(17)	Mr. Jason Adelman maintains voting and investment control over the shares held by H.C. Wainwright & Co., Inc. Mr. Adelman is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder consist of 128,886 shares of our Common Stock issuable upon exercise of a warrant, with an exercise price per share of $4.60, issued to the selling stockholder as part of the consideration paid for services rendered as placement agent for our private placement of Common Stock on February 13, 2002.

(18)	Mr. Larry Haimovitch maintains voting and investment control over the shares held by the Larry Haimovitch 2000 Separate Property Revocable Trust. Mr. Haimovitch is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 15,250 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(19)	Mr. Andrew Burton maintains voting and investment control over the shares held by MRT, L.P. Mr. Burton is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 60,976 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(20)	Mr. Dave Kelly maintains voting and investment control over the shares held by Pequot Scout Fund, L.P. Mr. Kelly is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 97,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(21)	Mr. Dave Kelly maintains voting and investment control over the shares held by Pequot Navigator Offshore Fund, Inc. Mr. Kelly is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 48,750 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(22)	Mr. Jeffrey Thorp maintains voting and investment control over the shares held by Quantico Partners, L.P. Mr. Thorp is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 30,488 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(23)	Mr. David Simms maintains voting and investment control over the shares held by Radyr Investments Limited. Mr. Simms is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 30,502 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(24)	Mr. John J. Crimmins maintains voting and investment control over the shares held by Redpoint Partners L.P. Mr. Crimmins is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 79,269 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(25)	Mr. Michael Schwartz maintains voting and investment control over the shares held by Redwood Partners LLC. Mr. Schwartz is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 36,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(26)	Mr. Steve Derby maintains voting and investment control over the shares held by SDS Merchant Fund L.P. Mr. Derby is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 91,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(27)	Mr. Brian Davidson maintains voting and investment control over the shares held by SF Capital Partners, Ltd. Mr. Davidson is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 182,950 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(28)	Mr. Francois Bartholony maintains voting and investment control over the shares held by Societe Generale. Mr. Bartholony is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder consist of (i) 1,137,754 shares of our Common Stock issued upon conversion of all of the selling stockholder’s shares of our Series B Convertible Preferred Stock, (ii) 222,638 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock, and (iii) 88,148 shares of our Common Stock issued to the selling stockholder as part of a penalty payable to the former holders of our Series B Convertible Preferred Stock.

(29)	Mr. Dan Tamkin maintains voting and investment control over the shares held by Tamkin Living Trust. Mr. Tamkin is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(30)	Mr. Gene Jung maintains voting and investment control over the shares held by Triton West Group, Inc. Mr. Jung is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 42,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(31)	Mr. Josh Silverman maintains voting and investment control over the shares held by Vertical Ventures Investments, LLC. Mr. Silverman is neither an officer, director nor affiliate of Computer Motion. The shares beneficially owned by this selling stockholder include 60,976 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(32)	Mr. Jason Adelman is a Managing Director of H.C. Wainwright & Co., Inc. The shares beneficially owned by this selling stockholder consist of 90,000 shares of our Common Stock issuable upon exercise of a warrant, with an exercise price per share of $4.60, assigned to the selling stockholder by H.C. Wainwright.

(33)	Mr. Matthew Balk is a Managing Director of H.C. Wainwright & Co., Inc. The shares beneficially owned by this selling stockholder consist of 32,000 shares of our Common Stock issuable upon exercise of a warrant, with an exercise price per share of $4.60, assigned to the selling stockholder by H.C. Wainwright.

(34)	The shares beneficially owned by this selling stockholder include 3,250 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(35)	Represents 469,111 shares held by Robert W. Duggan’s spouse of which he disclaims beneficial ownership, 1,865,501 shares held by Mr. Duggan and 338,834 shares held by Blazon Profit Sharing Trust. Mr. Duggan is a managing member of Blazon Profit Sharing Trust. Mr. Duggan disclaims beneficial ownership of the shares held by Blazon Profit Sharing Trust except to the extent of his pecuniary interest in them. The shares offered by Mr. Duggan pursuant to this prospectus consist of 24,390 shares purchased by Mr. Duggan in a private placement on our Common Stock and 33,055 shares issued to Mr. Duggan as a penalty payment on the Series B Convertible Preferred Stock previously held by Mr. Duggan.

(36)	The shares beneficially owned by this selling stockholder consist of (i) 147,185 shares of our Common Stock issued upon conversion of all of the selling stockholder’s shares of our Series B Convertible Preferred Stock, (ii) 27,830 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock, and (iii) 11,018 shares of our Common Stock issued to the selling stockholder as part of a penalty payable to the former holders of our Series B Convertible Preferred Stock.

(37)	The shares beneficially owned by this selling stockholder include 7,317 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(38)	The shares beneficially owned by this selling stockholder include 7,500 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00.

(39)	Mr. Scott Weismann is the President and a Managing Director of H.C. Wainwright & Co., Inc. The shares beneficially owned by this selling stockholder include (i) 3,250 shares of our Common Stock issuable upon exercise of a warrants issued to the selling stockholder on February 13, 2002 with an exercise price per share of $5.00 and (ii) 32,000 shares of our Common Stock issuable upon exercise of a warrant, with an exercise price per share of $4.60, assigned to the selling stockholder by H.C. Wainwright.

(40)	The shares beneficially owned by this selling stockholder consist of (i) 7,065 shares of our Common Stock issued upon conversion of all of the selling stockholder’s shares of our Series B Convertible Preferred Stock, (ii) 1,336 shares of our Common Stock issuable upon exercise of warrants issued in connection with the sale and issuance of our Series B Convertible Preferred Stock, and (iii) 528 shares of our Common Stock issued to the selling stockholder as part of a penalty payable to the former holders of our Series B Convertible Preferred Stock.

*	Represents less than 1% of the outstanding shares of Common Stock.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of Common Stock offered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	covering short sales, whereby shares are used to cover the sale by an individual of a security which the individual does not own at the time of the sale in the belief that the price of the security will fall before the individual must obtain an actual security to deliver to the buyer in the sale.;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We have agreed to pay all fees and expenses incident to the registration of the shares, which consist of the following estimated costs and expenses totaling $35,318: $1,819 for the registration fee to the SEC, $22,500 for the Nasdaq Listing Fee, $6,000 in accounting fees and expenses, $3,000 in legal fees and expenses, and $2,000 in miscellaneous expenses. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     We will file a supplement to this prospectus when a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares of our Common Stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

     Stradling Yocca Carlson & Rauth, P.C. owns 117,647 shares of our Common Stock, all of which may be sold in this offering. Members of Stradling Yocca Carlson & Rauth, P.C. own, in the aggregate approximately 12,325 shares of our Common Stock, all of which may be sold pursuant to Rule 144 or another Registration Statement we have filed with the SEC, and warrants to purchase 19,443 additional shares of Common Stock, which may be sold pursuant to another Registration Statement we have filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

     The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2001;

•	The description of our Common Stock contained in our Registration Statement on Form S-1, Registration No. 333-29505 filed pursuant to the Securities Act of 1933, as amended, including any amendment or reports filed for the purpose of updating such description.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Computer Motion, Inc.
130-B Cremona Drive
Goleta, CA 93117
(805) 685-3729

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

LEGAL MATTERS

     Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California, has issued an opinion about the legality of the Common Stock being offered by this prospectus.

EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.